SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D. C. 20549

                                                   FORM 11-K
                                                 ANNUAL REPORT

                                       Pursuant to Section 15(d) of the
                                        Securities Exchange Act of 1934

                                  For the Fiscal Year Ended December 31, 1996

                                       CUC 401(k) Employee Benefit Plan
                                           (Full title of the Plan)

                                          Citizens Utilities Company
                                 High Ridge Park, Stamford, Connecticut  06905
                    (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                                       Commission File Number 001-11001


                                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned thereunto duly authorized.

Date:    June 26, 1997                   By: Citizens Utilities Company,
                                             Plan Administrator of the
                                             CUC 401(k) Employee Benefit Plan

                                         By: Livingston E. Ross
                                             ----------------------
                                             Livingston E. Ross
                                             Vice President and Controller

                                       CUC 401(k) Employee Benefit Plan
                                  Index to Financial Statements and Schedules


                                                                        Page
                                                                        ----

Independent Auditors' Report                                                3


Financial Statements:
   Statements of Net Assets Available for Benefits
        December 31, 1996 and 1995                                         4


   Statement of Changes in Net Assets  Available  for Benefits  with Fund
        Information for the Year Ended December 31, 1996                   5


   Notes to Financial Statements                                           6-10



Schedules:*

  I - Item 27a - Schedule of Assets Held for Investment Purposes           11

 II - Item 27d - Schedule of Reportable Transactions for the Year Ended
        December 31, 1996                                                  12



Independent Auditors' Consent                                        Exhibit 23
















*Certain schedules omitted due to absence of conditions under which they are required.

                          Independent Auditors' Report
                          ----------------------------


Citizens Utilities Company, Plan Administrator  of the
CUC 401(k) Employee Benefit Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the CUC 401(k) Employee Benefit Plan as of December 31, 1996 and 1995, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996 and the supplemental schedules. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Items 27a-Schedule of Assets Held for Investment Purposes and Item 27d-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        KPMG PEAT MARWICK LLP

New York, New York
June 26, 1997

                                       CUC 401(k) Employee Benefit Plan
                                Statements of Net Assets Available for Benefits
                                         at December 31, 1996 and 1995


Assets                                                    1996         1995
------                                                    ----         ----
Investment:
  Stock Fund - at market value
    (Cost $49,611,354 in 1996 and $41,969,019 in 1995) $ 66,163,785  $69,716,659

  Guaranteed Income Fund - at contract value             23,632,971   19,950,741

  Equity Fund - at market value
    (Cost $13,272,985 in 1996 and $8,331,326 in 1995)    17,404,943   10,231,636

  Bond Fund - at market value
    (Cost $2,972,237 in 1996 and $2,059,493 in 1995)      3,048,696    2,190,353

  Loans receivable                                        4,258,639    3,325,563

  Cash and cash equivalents                                 514,214      575,941

Employer's contribution receivable                          243,164      225,478
Participants' contribution receivable                       662,873      612,130
Other receivables                                           370,409      245,127
                                                       ------------ ------------
          Total Assets                                 $116,299,694 $107,073,628
                                                       ------------ ------------

Liabilities
-----------
Account Payable                                                --            --
                                                     ------------- -------------
          Total Liabilities                                    --            --
                                                     ------------- -------------
          Net Assets Available for Benefits           $116,299,694  $107,073,628
                                                      ============  ============






See accompanying notes to financial statements

                        CUC 401(k) Employee Benefit Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1996

                     Stock     Guaranteed      Equity       Bond
                     Fund      Income Fund       Fund       Fund    Loans      Total

Investment Income:
  Dividends         $       -- $        --  $   364,913 $      --  $      --  $    364,913
  Interest             179,075     186,732       37,705   195,020      8,427       606,959

Net (Depreciation)
     Appreciation
    in Fair Value
    of Investments  (4,882,872)  1,189,402    2,580,163   (47,722)        --    (1,161,029)


Contributions:
 Participants'       3,673,941   2,135,540    2,738,671   472,676         --     9,020,828
 Employer            2,986,191      34,267       34,667     6,851         --     3,061,976
                    ----------  ----------  ----------- ---------  ---------  ------------


 Total Contributions 6,660,132   2,169,807    2,773,338   479,527               12,082,804
                    ----------  ----------  ----------- ---------  ---------  ------------

Net transfers-other (2,097,287)   (222,978)   1,240,138    (8,540) 1,088,667           --
Net transfers-loans     (1,854)     25,149        4,061    (1,249)   (26,107)          --

Distribution:
Benefits Paid to
   Participants      (5,938,900) (2,222,389)    (691,064) (151,286)  (137,911)  (9,141,550)
Participants'
   contributions used
   for life insurance
   premium payments     (6,427)     (1,898)      (1,387)     (361)        --      (10,073)
                    ----------  ----------  ----------- ---------  ---------  -----------
    Total
      Distributions (5,945,327) (2,224,287)    (692,451) (151,647)  (137,911)  (9,151,623)
                    ----------  ----------  ----------- ---------  ---------  -----------

Change in Net Assets
  before Transfers  (6,088,133)  1,123,825   6,307,867    465,389    933,076     2,742,024
                    ----------  ----------  ----------- ---------  ---------  ------------

Transfers into Plan:
 ALLTEL Savings Plan 2,463,167   2,592,730   1,032,257    395,888          --    6,484,042

Net Assets Available
  for Benefits:
Beginning of year   70,884,689  20,127,733  10,509,460  2,226,183   3,325,563  107,073,628
                   ----------- ----------- ----------- ----------  ---------- ------------

End of year        $67,259,723 $23,844,288 $17,849,584 $3,087,460  $4,258,639 $116,299,694
                   =========== =========== =========== ==========  ========== ============

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995

(1)      Description of the Plan
---      -----------------------

                  The following brief description of the Citizens Utilities Company (the "Company") 401(k) Employee Benefit Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

                  a. General. The plan is a voluntary defined contribution plan. Under the terms of the Plan, non-bargaining unit employees who have attained 30 days of service are eligible to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1996 there were 3,312 employees eligible to participate in the Plan and 3,194 are participating in the Plan.

                  b. Contributions. Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may elect to continue to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1996 the number of accounts in each fund was as follows:

                                                             Number of
                                                             Accounts
                                                             --------
                  Investment Option:
                     Stock Fund                                3,119
                     Guaranteed Income Fund                    1,764
                     Equity Fund                               1,581
                     Bond Fund                                   668
                  Loan Fund                                      672
                  Life Insurance                                  40


                  The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 1996 and 1995 Plan years amounted to 50% of the first 6% of each Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan. Effective July 1, 1993 the Company contributions are invested entirely in the Stock Fund unless a participant is age 55 or older in which case they may elect to have the Company contribution invested in the same investments as their own contributions and may transfer previous Company contributions invested in Citizens Series B Common Stock Fund to other investment options.

                  c. Participant accounts. Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant's account.

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


                  d. Vesting. Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                         Vested Percentage
                                                      of Company Contribution
                           Years of Service            and Related Earnings
                           ----------------            --------------------
                  Less than 2 years                            0%
                  2 years but less than 3 years               40%
                  3 years but less than 4 years               60%
                  4 years but less than 5 years               80%
                  5 years or more                            100%

                  e. Investment Options. The Plan provides participants with the following investment options: the Company's Common Stock Series B Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund and Life Insurance. A description of each fund follows:

                  Stock Fund:
                  The Stock Fund invests in shares of the Company's Common Stock Series B. Stock dividends are paid on Common Stock Series B shares in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statement of Changes in Net Assets Available for Benefits, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends were 366,476 in 1996 and 339,132 in 1995.

                  Guaranteed Income Fund:
                  Contributions to the Guaranteed Income Fund have been invested in the following Guaranteed Income Contracts:

                                                                                       Annual
                                                                                      Compound
                 Contribution Period     Guaranteed Income Contract Issuer  Maturity   Rate of
                                                                               Date     Return
                       Various           PNC Bank Guaranteed
                                               Investment Contract Fund       N/A     Various
                   7/1/96 to 6/30/97     Principal Mutual Life Insurance
                                                Company                     6/29/02    7.16%
                         7/1/96          CIGNA                              6/30/01    7.14%
                         3/6/96          Life of Virginia                   6/30/01    6.11%
                   11/1/95 to 6/30/96    Allstate Life Insurance Company    6/30/00    6.14%
                        1/18/95          Allstate Life Insurance Company    6/30/00    8.11%
                        9/08/94          New York Life Insurance Company    6/30/99    7.11%
                   7/1/94 to 6/30/95     John Hancock Mutual Life Insurance
                                                Company                     6/30/98    6.94%
                   7/1/93 to 6/30/94     Principal Mutual Life Insurance
                                                Company                     6/30/99    5.60%
                   7/1/92 to 6/30/93     Pacific  Mutual Life Insurance
                                                Company                     6/30/97    7.30%
                   Prior to 12/31/93     AUSA Life Insurance Company        6/10/97    5.00%
                   7/1/91 to 6/30/92     General American Life Insurance
                                                   Company                  6/30/96    8.30%



                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


                  Participants in the Guaranteed Income Fund receive a blended interest rate calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

                  Equity Fund:
                  Contributions to the Equity Fund are invested in the Index Trust 500 Portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested. Prior to June 30, 1994, contributions were invested in Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The Equity TRAC's balance was transferred to the Vanguard Index Trust 500 Portfolio as of June 30, 1994.

                  Bond Fund:
                  Contributions  to the Bond Fund are  invested in the GNMA Bond
                  Fund managed by Vanguard Group. The GNMA Bond Fund is primarily comprised of securities backed by the full faith and credit of the U.S. Government. Dividends are received in cash and are reinvested in additional Bond Fund shares.

                  Life Insurance:
                  Effective January 1, 1992 the life insurance option was no longer offered to existing and newly eligible participants. Prior to 1992, life insurance which may cover the participant, his/her spouse and dependent children was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These
                  Participants   may  continue  to  have  up  to  25%  of  their
                  contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

                  f. Participant Loans. Participants in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is approved and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note may be repaid in full or will be canceled and the Participant's distribution reduced by the amount of the outstanding loan balance.

                  g. Payment of Benefits. Upon termination of employment, a Participant is entitled to receive payment in full of the vested  portion  of  his/her  account.  If  the  value  of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. Prior to January 1, 1997, the distribution must have begun on or before April 1st of the calendar year following the year the Participant attained age 70 1/2. After December 31, 1996, the distribution must begin either on or before April 1st of the year following the year the participant attains age 70 1/2 or if the Participant is still employed by the Company, on or before April 1st of the calendar year after the year in which the participant retires.

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


                    h. Forfeitures. At December 31, 1996 and 1995, forfeited nonvested Company contributions totaled $128,812 and $76,954, respectively. These amounts are used to reduce the future obligation of the Company to make contributions to the Plan.

                    i. Administrative Costs. Plan administration costs are paid by the Company.

(2)   Summary of Accounting Policies
      ------------------------------

      (a)     Basis of Accounting
              -------------------
              The financial statements of the Plan are prepared under the accrual method of accounting. The Fund Information reflected in the Statement of Changes in Net Assets includes the application of assets to the applicable funds as directed by the participants as of December 31, 1996 and 1995.

      (b)     Use of Estimate
              ---------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from these estimates.

      (c)     Investment Valuation, Income Recognition and Payment of Benefits
              ---------------------------------------------------------------
              The Plan's investments are stated at fair value, except for investment contracts in the Guaranteed Income Fund, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date. Benefits are recorded when paid.

      (d)     Reclassifications
              -----------------
              Certain 1995 balances have been reclassified to conform to the 1996 presentation.


(3)   Investment of 5% or more of the Net Assets Available for Plan Benefits
      ----------------------------------------------------------------------

      At December 31, 1996 the Plan had $66,163,785, $23,632,971 and $17,404,943
      invested in Stock Fund, Guaranteed Income Fund and Equity Fund, respectively, which represents an Investment of 5% or more of the Net Assets Available for Plan Benefits.

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


(4)   Related Party Transactions
      --------------------------

      Certain Plan investments are shares of mutual funds managed by PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for investment management services amounted to $123,094 in 1996.

(5)   Transfer from Other Plans
      -------------------------

      Effective November 1, 1995, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in Arizona, New Mexico, Utah and California became participants in the Plan. Effective January 1, 1996, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in California became participants in the Plan. Effective April 1, 1996, participants in the acquired ALLTEL property in Nevada became participants in the Plan. Assets in the ALLTEL Savings Plan totaling $6,484,042 in 1996 were transferred to the Plan.

 (6)  Termination of Plan
      -------------------

      The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").


(7)   Tax Status
      ----------

      The Plan has received a favorable determination letter from the Internal Revenue Service dated October 26, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and the related trust is tax exempt under Section 501(a) of the Code.

                                                       Schedule I


                        CUC 401(k) Employee Benefit Plan
            Item 27a- Schedule of Assets Held for Investment Purposes
                                December 31, 1996




 Identity of Issuer,                                           Number       Cost or      Market or
 Borrowers, Lesser,                                              of         Contract     Contract
  or Similar Party              Description of Assets          Shares        Value         Value
  ----------------              -------------------            ------        ------        -----

                                 Stock Fund
                                 ----------
Citizens Utilities Company       CitizensUtilities Company
                                  Common Stock Series B       $5,947,307   $49,611,354    $66,163,785
                                                              ==========   ===========    ===========
                                 Guaranteed Income Fund
                                 ----------------------
Allstate Life Insurance Company  Guaranteed Income Contract                  2,088,624      2,088,624
Allstate Life Insurance Company  Guaranteed Income Contract                  1,435,798      1,435,798
AUSA Life Insurance Company      Guaranteed Income Contract                  1,513,814      1,513,814
CIGNA                            Guaranteed Income Contract                  2,884,147      2,884,147
John Hancock Mutual Life
   Insurance Company             Guaranteed Income Contract                  2,759,311      2,759,311
Life of Virginia                 Guaranteed Income Contract                  3,540,651      3,540,651
New York Life Insurance Company  Guaranteed Income Contract                    560,519        560,519
Pacific Mutual Life Insurance
   Insurance Company             Guaranteed Income Contract                  2,599,125      2,599,125
PNC Bank                         Guaranteed Investment Fund                  1,711,834      1,711,834
Principal Mutual Life
   Insurance Company             Guaranteed Income Contract                  1,980,326      1,980,326
Principal Mutual Life
   Insurance Company             Guaranteed Income Contract                  2,558,822      2,558,822
                                                                           -----------    -----------
    Total Guaranteed Income                                    2,064,266   $23,632,971    $23,632,971
                                                               =========   ===========    ===========

                                 Equity Fund
                                 -----------
Vanguard Group                   Vanguard Index Trust
                                  Fund                          251,662    $13,272,985    $17,404,943
                                                                =======    ===========    ===========

                                 Bond Fund
                                 ---------
Vanguard Group                   Vanguard GNMA Fund             298,303   $  2,972,237    $ 3,048,696
                                                               ========   ============     ==========

                                 Loan Fund
                                 ---------
                                 Participants'Loans
                                    Receivable                            $  4,258,639    $ 4,258,639
                                                                           ===========     ==========

                                 Cash
                                 ----
Compass Capital                  Compass Capital Money
                                  Market Fund
                                                                           $   514,214    $  514,214
                                                                           ===========    ==========

See Independent Auditors' Report

                    Citizens Utilities 401(k) Benefits Plan
                 Item 27d - Schedule of Reportable Transactions
                      For Plan Year Ended December 31, 1996

                                                                                  Expenses                Current Value
                                                                                  Incurred                of Asset on
                                               Purchase     Selling     Lease     with        Cost of     Transaction   Net Gain
Issuer             Description of Asset        Price        Price       Rental    Transaction Asset       Date          /(Loss)
------------------ ------------------------    ----------   ----------  --------  ----------- ----------  ------------  ----------

Citizens Utilities Citizens Utilities Company
      Company      Series B Common Stock       $5,813,475   $   --     $   --      $    --    $5,813,475  $5,813,475    $    --

Citizens Utilities Citizens Utilities Company
      Company      Series B Common Stock             --     1,987,677      --           --     1,248,917   1,987,677     738,760

     PNC Bank      Investment Contract Fund     7,866,830       --         --           --     7,866,830   7,866,830         --

     PNC Bank      Investment Contract Fund          --     9,688,617      --           --     9,582,246   9,688,617     106,371

 Life of Virginia  Life of Virginia             4,163,668       --         --           --     4,163,668   4,163,668         --
 Life of Virginia  Life of Virginia                  --       640,965      --           --       640,965     640,965         --

  Vanguard Group   Vanguard GNMA                1,325,061       --         --           --     1,325,061   1,325,061         --
  Vanguard Group   Vanguard GNMA                     --       419,124      --           --       413,848     419,124       5,276

  Vanguard Group   Vanguard Index Trust         6,587,272       --         --           --     6,587,272   6,587,272         --
  Vanguard Group   Vanguard Index Trust              --     1,994,874      --           --     1,811,623   1,994,874     183,251




See Independent Auditors' Report





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